November 13, 2012

The Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn.: Ms. Peggy Kim, Special Counsel

Re:	Helix BioMedix, Inc.
Amendment No. 1 to Schedule 13E-3
Filed October 23, 2012
File No. 005-80581
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 23, 2012
File No. 033-20897

Dear Ms. Kim:

On behalf of Helix BioMedix, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings, received by the Company by letter dated November 1, 2012. In this letter, we have recited the comments of the Staff set forth in the November 1, 2012 letter in italicized type, and followed each comment with the Company’s response.

Schedule 13E-3

General

Staff Comment No. 1:

1.
We note your responses to comments one and two in our letter dated October 5, 2012; however, we reissue our comments. Notwithstanding the fact that Mr. Frank Nickell does not hold a management position and was not actively involved in the planning and negotiations of the going private transaction, Mr. Frank Nickell and RBFSC are currently controlling shareholders who own 42.4% of the outstanding common stock, and will continue to control the company after the going private transaction by owning the same or a higher percentage after the reverse stock split. In addition, when combined with the 9.7% of the outstanding common stock currently owned by his brother, the percentage increases to over 52%. Mr. Frank Nickell and RBFSC also appear to be in a control position, before and after the going private transaction, through means other than equity ownership by having provided significant financing to the company, including the convertible promissory note in 2010 and the letter of credit. We note that under the letter of credit agreement, Mr. Frank Nickell was issued a warrant to purchase 2,000,000 shares of common stock, which if exercised will further increase his stock ownership in the future. In addition, the letter of credit is a source of funding for the going private transaction. See the discussion of control in Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations and also Rule 12b-2. Please revise to add Mr. Frank Nickell and RBFSC as filing persons.

The Secretary
Securities and Exchange Commission
November 13, 2012

Company Response:

We reiterate the Company’s prior response with respect to the status of Mr. Frank Nickell and RBFSC and respectfully refer the Staff to the supplemental letter from Mr. Frank Nickell’s counsel enclosed herewith.

Preliminary Proxy Statement

The Reverse Stock Split, page 1

Staff Comment No. 2:

2.
We note that even if the reverse stock split is approved, the board could propose an alternative reverse stock split on different terms and conditions, including at a lower cash-out price. Please advise as to whether you will re-solicit proxies if the board proposes to change the reverse split ratio or cash-out price; if not, then advise us as to why you believe it is appropriate not to seek shareholder approval for a different reverse split ratio or different cash-out price. We may have further comment.

Company Response:

The Company hereby advises the Staff that it will re-solicit proxies if the board proposes to change the reverse split ratio or cash-out price, and we have revised the disclosure to clarify that.

The Secretary
Securities and Exchange Commission
November 13, 2012

Voting Information, page 5

Staff Comment No. 3:

3.
We note your response to comment five in our letter dated October 5, 2012. Please revise to disclose that Mr. Frank Nickell has indicated that he would not generally oppose the going private transaction.

Company Response:

We have revised the disclosure to disclose that Mr. Frank Nickell indicated that he would not generally oppose the proposed transaction.

Effects of the Reverse Stock Split, page 5

Staff Comment No. 4:

4.
We note your response to comment six in our letter dated October 5, 2012; however, we do not understand your statement that the company was not previously subject to the reporting and short-swing profits provisions of Section 16. If you mean that you believe the provisions of Section 16 were not triggered, that is not equivalent to saying that persons are not subject to the provisions of Section 16. Please revise to include disclosure regarding the loss of the reporting obligations for directors, officers and principal stockholders.

Company Response:

We have revised the disclosure to include disclosure regarding the loss of the reporting obligations for directors, officers and principal stockholders.

Special Factors, page 12

Background of the Reverse Stock Split, page 11

Staff Comment No. 5:

5.
We note that Cascadia was provided with responses to general due diligence questions.  It appears that the responses may be considered a report under Item 1015 of Regulation M-A.  Please advise and revise to describe these responses.  For example, advise as to whether the due diligence responses contain any non-public information concerning Helix.

The Secretary
Securities and Exchange Commission
November 13, 2012

Company Response:

We have revised the disclosure to describe what the Company provided in response to Cascadia Capital’s due diligence inquiry, which consisted of copies of the Company’s SEC filings and other publicly available information about the Company’s business and operations, as well as certain informally prepared, non-detailed prospective financial information (which contained non-public information concerning the Company).

Alternatives Considered, page 18

Staff Comment No. 6:

6.
We note your response to our prior comment 16. In particular, with respect to your consideration of an equity financing, we note that you state that you have engaged in several debt and equity financings since your inception and will likely continue to do so in the future. Please revise your disclosure to provide the reasons why you rejected an equity financing in this case.

Company Response:

We have revised the disclosure to provide the reasons why the Company rejected an equity financing in this case.

Opinion of Cascadia Capital, page 24

Staff Comment No. 7:

7.
We note your response to our prior comment 17. Please file the Cascadia presentation, including any talking papers or drafts as an exhibit to the Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A.

Company Response:

We have filed the Cascadia Capital presentation as an exhibit to the Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A.

Summary of Diligence, page 25

Staff Comment No. 8:

8.
We note your response to our prior comment 19. However, we also note that Cascadia Capital reviewed, analyzed and inquired about your internal financial forecasts as one of several factors in connection with preparing its fairness opinion. Please revise to disclose the financial forecasts that were reviewed by Cascadia Capital.

The Secretary
Securities and Exchange Commission
November 13, 2012

Company Response:

We have revised the disclosure to disclose the financial forecasts that were reviewed by Cascadia Capital.

Public Market Trading Comparables and Comparable Transactions, page 28

Staff Comment No. 9:

9.
For ease of investor understanding, please present the “Public Market Trading Comparables” analysis and “Comparable Transactions” analysis under separate headings. Under the “Public Market Trading Comparables,” please identify any comparable companies that met the selection criteria but were excluded from the analysis, revise to include Helix’s trailing revenue for the last twelve months, describe the “similar illiquidity issues,” and describe how the analysis supports the fairness opinion.

Company Response:

We have revised the disclosure to present the “Public Market Trading Comparables” analysis and “Comparable Transactions” analysis under separate headings, to disclose that there were no comparable companies that met the selection criteria but were excluded from the analysis under “Public Market Trading Comparables,” to describe the “similar illiquidity issues,” and to describe how the analysis supports Cascadia Capital’s fairness opinion.  Cascadia Capital has advised the Company that although the peer group was compared to the Company for purposes of this analysis, no company used in the peer group analysis is identical to the Company because of differences between the business mix, markets served, operations and other characteristics of the peer group and the Company.  Further, Cascadia Capital respectfully submits that a revision of the proxy statement to include disclosure of the Company’s trailing revenue for the last twelve months is not necessary or appropriate as the financial information utilized in Cascadia Capital’s fairness opinion reflected the information available at the time the fairness opinion was delivered.

Staff Comment No. 10:

10.
Please revise to describe and quantify the criteria for selecting the comparable transactions, identify the companies that met the selection criteria but which were excluded from the analysis, include comparable information for Helix, and describe how the analysis supports the fairness opinion.

The Secretary
Securities and Exchange Commission
November 13, 2012

Company Response:

We have revised the disclosure to describe and quantify the criteria for selecting the comparable transactions, to disclose that there were no companies that met the selection criteria but were excluded from the analysis, to include comparable information for the Company, and to describe how the analysis supports Cascadia Capital’s fairness opinion.

Discounted Cash Flow Analysis, page 29

Staff Comment No. 11:

11.	Please revise to summarize the discounted cash flow analysis, disclose the underlying data, and describe why particular measures, multiples, rates and ratios were used.

Company Response:

We have revised the disclosure to summarize the discounted cash flow analysis, disclose the underlying data, and disclose why particular measures, multiples, rates and ratios were used.

Analysis of Private Financings of Public Company Comparables, page 30

Staff Comment No. 12:

12.
Please revise to describe and quantify the criteria for selecting the comparable transactions, identify the companies that met the selection criteria but which were excluded from the analysis, include comparable information for Helix, and describe how the analysis supports the fairness opinion.

Company Response:

We have revised the disclosure to describe and quantify the criteria for selecting the comparable transactions, to disclose that there were no companies that met the selection criteria but which were excluded from the analysis, to include comparable information for the Company, and to describe how the analysis supports Cascadia Capital’s fairness opinion.

Staff Comment No. 13:

13.
We note that Cascadia “applied historical revenue metrics based on implied valuation obtained from private investments in companies comparable to us, and utilized this methodology to normalize the illiquidity in the comparable company’s common stock.” Please revise to more clearly explain how the analysis was conducted and the underlying metrics used.

The Secretary
Securities and Exchange Commission
November 13, 2012

Company Response:

We have revised the disclosure to more clearly explain how the analysis was conducted and the underlying metrics used.

Analysis of Premiums in Comparable Going-Private Transactions, page 30

Staff Comment No. 14:

14.
Please revise to describe and quantify the criteria for selecting the comparable going private transactions, identify the transactions that met the criteria but were excluded from the analysis, include comparable information for Helix, disclose the premiums for the comparable transactions, the 30-day volume weighted average stock price, and describe how the analysis supports the fairness opinion. Please also describe what “T-1 Stock Price” means.

Company Response:

We have revised the disclosure to describe and quantify the criteria for selecting the comparable going private transactions, to disclose that there were no transactions that met the criteria but were excluded from the analysis, to include comparable information for the Company, to disclose the premiums for the comparable transactions, the 30-day volume weighted average stock price, and to describe how the analysis supports Cascadia Capital’s fairness opinion, and to describe what “T-1 Stock Price” means.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Secretary
Securities and Exchange Commission
November 13, 2012

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7064.

Sincerely,

Summit Law Group,
a professional limited liability company

/s/ Mark F. Worthington

Mark F. Worthington

cc:           R. Stephen Beatty (Helix BioMedix, Inc.)